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                               May 25, 2023

       George J. Guarini
       Chief Executive Officer
       BayCom Corp
       500 Ygnacio Valley Road, Suite 200
       Walnut Creek, CA 94596

                                                        Re: BayCom Corp
                                                            Registration
Statement on Form S-3
                                                            Filed May 4, 2023
                                                            File No. 333-271638

       Dear George J. Guarini:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. In light of recent market events and activities within the banking sector, please revise prospectus summary,
risk factors, or other sections, where appropriate, to address any material impact these
events and activities have had on your financial condition,
                                                        operations, customer
base, liquidity, capital position and risk profile. For instance, we note that you have a
significant volume of uninsured deposits, accounting for 48.7% of your total deposits. Are
there any industry concentrations among your non-insured
                                                        deposits? The revised
discussion should indicate the extent to which your Board's Asset and Liability Committee
has made adjustments to address recent events that impacted the banking industry, or
your market areas.
 George J. Guarini
FirstName  LastNameGeorge J. Guarini
BayCom Corp
Comapany
May        NameBayCom Corp
     25, 2023
May 25,
Page 2 2023 Page 2
FirstName LastName
Risk Factors, page 10

2. We note that you have a large amount of commercial real estate loans. Considering recent concerns about the quality of commercial real estate loans, including even well financed commercial property management firms defaulting on properties with lower occupancy, please tell us how you concluded that your investors do not require a risk factor to discuss the current condition of your portfolio, including any particular concentrations of performing loans on properties that have lower occupancy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tonya K. Aldave at (202) 551-3601 or Chris Windsor, Legal Branch
Chief, at (202) 551-3419 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Craig M. Scheer, Esq.